FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

15 April 2009

File no. 0-17630

Holding(s) in Company

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Holding(s) in Company

Standard Form TR-1: Notifications of Major Interests in Shares

1.  Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

CRH plc

2.  Reason for the notification (please place an X inside the appropriate bracket/s):

[    ] An acquisition or disposal of voting rights

[      ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[      ] An event changing the breakdown of voting rights

[  x  ] Other (please specify): disaggregation of holdings of FMR LLC and FIL Limited

3.  Full name of person(s) subject to notification obligation:

FMR LLC

4. Full name of shareholder(s) (if different from 3):

5.  Date of transaction (and date on which the threshold is crossed or reached):

N/A

6.  Date on which issuer notified:

14th April 2009

7.  Threshold(s) that is/are crossed or reached:

N/A

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	N/A	N/A

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	16,081,428		16,081,428		2.34

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
16,081,428	16,081,428	2.34

9.  Chain of controlled undertakings through which the voting rights and/or the financial instruments are   effectively

     held, if applicable:

See attached schedule received from Fidelity.

10. In case of proxy voting: N/A

11. Additional information:

Previous notifications were made in the joint names of FIL Limited and FMR LLC. Henceforth, the holdings of these companies will be notified to you separately as allowed by the Transparency Directive (Directive 2004/109/EC). This notification is as a result of the disaggregation of the holdings of FIL Limited and FMR LLC and not as a result of any market transaction.

12. Contact name:

 Angela Malone

Company Secretary

13. Contact telephone number:

+353 1 634 4340

SCHEDULE TO TR-1 FORM   -  RECEIVED FROM FIDELITY

Issuer name    CRH plc

Current ownership percentage    2.34%

Total shares held    16,081,428

Issued share capital    684,968,720

	Shares held	Nominee	Management Company
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC).	227,148	Bank of New York	FMRCO
	181,285	Bank of New York	FMTC
	1,596,285	Brown Brothers Harriman and Co	FMRCO
	485	Brown Brothers Harriman and Co	PTC
	9,844,439	JP Morgan Chase Bank	FMRCO
	33,428	JP Morgan Chase Bank	FMTC
	11,260	Mellon Bank N.A.	FMR
	143,742	Mellon Bank N.A.	FMRCO
	75,090	Mellon Bank N.A.	FMTC
	7,714	Mellon Bank N.A.	PTC
	159,656	Northern Trust Co.	FMRCO
	382,810	Northern Trust Co.	FMTC
	23,400	Northern Trust London	FMRCO
	152,520	State Street Bank and Tr Co.	FICL
	27,683	State Street Bank and Tr Co.	FMR
	1,586,788	State Street Bank and Tr Co.	FMRCO
	1,109,291	State Street Bank and Tr Co.	FMTC
	53,355	State Street Bank and Tr Co.	PTC
	186,850	CIBC Mellon Trust (C)	FCL
	98,485	Mellon Bank NA (C)	PTC
	61,900	Royal, Trust Toronto (C)	FCL
	13,500	Bank of New York Mellon	PTC
	103,700	Northern Trust Co. (C)	FMR
	614	N/A	N/A

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 15 April 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director